Exhibit 99.2
HESAI GROUP

HESAI GROUP
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND MARCH 31, 2025
(Amounts in thousands, except share and per share data and otherwise noted)
	As of December 31, 2024	As of March 31, 2025
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	2,838,966	2,826,605	389,517
Restricted cash	3,594	3,589	495
Short-term investments	362,195	30,482	4,201
Notes receivable	22,341	20,579	2,836
Accounts receivable, net (net of allowance of RMB54,972 and RMB52,241 as of December 31, 2024 and March 31, 2025, respectively)	765,027	957,644	131,967
Contract assets, net (net of allowance of RMB9,901 and RMB9,901 as of December 31, 2024 and March 31, 2025, respectively)	9,909	9,909	1,365
Amounts due from related parties	5,039	5,036	694
Inventories	482,137	489,974	67,520
Prepayments and other current assets, net	193,448	212,088	29,227
Total current assets	4,682,656	4,555,906	627,822
Property and equipment, net	944,218	980,286	135,087
Intangible assets, net	76,554	79,763	10,992
Land-use rights, net	39,879	39,663	5,466
Long-term investments	31,798	31,787	4,380
Operating lease right-of-use assets	114,260	81,928	11,290
Other non-current assets	100,246	58,049	7,999
Total non-current assets	1,306,955	1,271,476	175,214
TOTAL ASSETS	5,989,611	5,827,382	803,036
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	345,253	280,266	38,622
Notes payable	10,096	53,982	7,439
Accounts payable	345,011	346,867	47,800
Contract liabilities	32,994	26,978	3,718
Amounts due to related parties	335,253	5,335	735
Accrued warranty liability	43,607	48,180	6,639
Accrued expenses and other current liabilities	516,726	360,743	49,712
Total current liabilities	1,628,940	1,122,351	154,665
Operating lease liabilities	98,370	69,796	9,618
Long-term borrowings	269,438	300,288	41,381
Other non-current liabilities	61,132	57,813	7,967
Total non-current liabilities	428,940	427,897	58,966
TOTAL LIABILITIES	2,057,880	1,550,248	213,631
Commitments and contingencies (Note 26)
Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value, 50,000,000 shares authorized, 30,015,905 and 26,998,861 shares issued and outstanding as of December 31, 2024 and March 31, 2025, respectively)	19	17	2
Class B Ordinary shares (US$0.0001 par value, 900,000,000 shares authorized, 101,143,806 and 106,660,850 shares issued, 101,143,806 and 105,155,743 shares outstanding as of December 31, 2024 and March 31, 2025, respectively)	70	73	11
Additional paid-in capital	7,577,113	7,615,445	1,049,436
Subscription receivables	(292,721)	—	—
Accumulated other comprehensive income	56,975	88,873	12,247
Accumulated deficit	(3,409,725)	(3,427,274)	(472,291)
Total Shareholders’ equity	3,931,731	4,277,134	589,405
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,989,611	5,827,382	803,036
The accompanying notes are an integral part of these consolidated financial statements.

HESAI GROUP
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE (LOSS) INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2025
(Amounts in thousands, except share and per share data and otherwise noted)
	Three months ended March 31,
	2024	2025
	RMB	RMB	US$
	(unaudited)		(Note 2)
Net revenues	359,120	525,302	72,389
Cost of revenues	(219,898)	(306,067)	(42,177)
Gross Profit	139,222	219,235	30,212
Operating expenses:
Sales and marketing expenses	(41,964)	(50,546)	(6,965)
General and administrative expenses	(68,767)	(54,087)	(7,453)
Research and development expenses	(194,402)	(183,306)	(25,260)
Other operating income, net	27,456	35,256	4,858
Total operating expenses	(277,677)	(252,683)	(34,820)
Loss from operations	(138,455)	(33,448)	(4,608)
Interest income	32,795	20,521	2,828
Interest expenses	(2,286)	(5,007)	(690)
Foreign exchange gain, net	1,493	1,024	141
Other loss, net	(212)	(694)	(96)
Net loss before income tax and share of loss in equity method investments	(106,665)	(17,604)	(2,425)
Income tax (expenses) benefit	(248)	67	9
Share of loss in equity method investment	(12)	(12)	(2)
Net loss	(106,925)	(17,549)	(2,418)
Net loss per share:
Basic and diluted	(0.84)	(0.13)	(0.02)
Weighted average shares used in calculating net loss per share:
Basic and diluted	127,336,569	131,456,631	131,456,631
Net loss	(106,925)	(17,549)	(2,418)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	3,088	31,898	4,396
Comprehensive (loss) income, net of tax of nil	(103,837)	14,349	1,978
The accompanying notes are an integral part of these consolidated financial statements.

HESAI GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2025
(Amounts in thousands, except share and per share data and otherwise noted)
					Additional paid-in capital	Subscription receivables	Accumulated deficit	Accumulated other comprehensive income (loss)	Total Shareholders’ (deficit) equity
	Class A Ordinary shares		Class B Ordinary shares
	Number	RMB*	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	30,033,379	19	96,995,110	67	7,423,862	(292,721)	(3,307,349)	38,440	3,862,318
Net loss	—	—	—	—	—	—	(106,925)	—	(106,925)
Foreign currency translation	—	—	—	—	—	—	—	3,088	3,088
Share-based compensation	—	—	—	—	37,634	—	—	—	37,634
Issuance of ordinary shares upon the exercise of share options and vesting of restricted share units	—	—	864,204	1	3,946	—	—	—	3,947
Balance as of March 31, 2024 (unaudited)	30,033,379	19	97,859,314	68	7,465,442	(292,721)	(3,414,274)	41,528	3,800,062
Balance as of December 31, 2024	30,015,905	19	101,143,806	70	7,577,113	(292,721)	(3,409,725)	56,975	3,931,731
Net loss	—	—	—	—	—	—	(17,549)	—	(17,549)
Foreign currency translation	—	—	—	—	—	—	—	31,898	31,898
Share-based compensation	—	—	—	—	26,186	—	—	—	26,186
Issuance of ordinary shares upon the exercise of share options and vesting of restricted share units	—	—	994,893	1	12,146	—	—	—	12,147
Conversion of Class A Ordinary shares into Class B Ordinary shares	(3,017,044)	(2)	3,017,044	2	—	—	—	—	—
Settlement of subscription receivables in connection the 2021 reorganization	—	—	—	—	—	292,721	—	—	292,721
Balance as of March 31, 2025	26,998,861	17	105,155,743	73	7,615,445	—	(3,427,274)	88,873	4,277,134
The accompanying notes are an integral part of these consolidated financial statements.

HESAI GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2025
(Amounts in thousands, except share and per share data and otherwise noted)
	Three months ended March 31,
	2024	2025
	RMB	RMB	US$
	(unaudited)		(Note 2)
Cash flows from operating activities:
Net loss	(106,925)	(17,549)	(2,418)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	34,892	34,825	4,799
Share-based compensation	37,800	26,186	3,609
Provision (reversal of) for allowance for credit loss	823	(2,731)	(376)
Loss from disposal of property and equipment	—	1,466	202
Fair value change of short-term investments	(4,379)	(464)	(64)
Share of loss in equity method investee	12	12	2
Foreign exchange (gain) loss, net	(690)	226	31
Non-cash lease expenses	13,217	3,540	488
Inventory write-down	14,016	1,923	265
Changes in operating assets and liabilities:
Notes receivable	(717)	1,762	243
Accounts receivable	(45,538)	(190,153)	(26,204)
Inventories	(156,486)	(13,630)	(1,878)
Prepayments and other current assets	(15,376)	(20,074)	(2,766)
Other non-current assets	—	(1,482)	(204)
Amounts due to related parties	—	(3,477)	(479)
Contract liabilities	(38,341)	(6,014)	(829)
Accounts payable	66,821	1,913	264
Notes payable	—	43,886	6,048
Accrued expenses and other current liabilities	(112,873)	(110,655)	(15,249)
Operating leases liabilities	(10,917)	(3,181)	(438)
Other non-current liabilities	(3,961)	(3,319)	(457)
Net cash used in operating activities	(328,622)	(256,990)	(35,411)
Cash flows from investing activities:
Purchases of short-term investments	(913,910)	(50,000)	(6,890)
Maturity of short-term investments	1,242,830	382,176	52,665
Purchases of property and equipment	(82,824)	(57,872)	(7,975)
Purchases of intangible assets	(1,237)	(7,077)	(975)
Net cash provided by investing activities	244,859	267,227	36,825
The accompanying notes are an integral part of these consolidated financial statements.

HESAI GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2025
(Amounts in thousands, except share and per share data and otherwise noted)
	Three months ended March 31,
	2024	2025
	RMB	RMB	US$
	(unaudited)		(Note 2)
Cash flows from financing activities:
Cash distribution to former shareholders of Shanghai Hesai in connection with the 2021 Reorganization	—	(292,721)	(40,338)
Cash contribution from shareholders in connection with the 2021 Reorganization	—	292,721	40,338
Proceeds from long-term borrowings	40,817	32,843	4,526
Proceeds from short-term borrowings	161,750	111,776	15,403
Repayment of short-term borrowings	(111,682)	(178,800)	(24,639)
Proceeds from issuance of ordinary shares upon the exercise of share options	111	11,939	1,645
Net cash provided by (used in) financing activities	90,996	(22,242)	(3,065)
Net increase (decrease) in cash and cash equivalents	7,233	(12,005)	(1,651)
Cash, cash equivalents and restricted cash, beginning of the period	1,558,124	2,842,560	391,715
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	1,686	(361)	(52)
Cash, cash equivalents and restricted cash, end of the period	1,567,043	2,830,194	390,012
Cash paid during the period for:
Income taxes	—	425	59
Interest (net of capitalized amount of RMB378 and RMB651 for the three months ended March 31, 2024 and 2025, respectively)	2,113	5,701	786
Supplemental disclosure of non-cash investing and financing activities:
Accrued purchases of property and equipment	146,049	90,720	12,502
Decrease in lease liabilities due to partial termination of lease contact	—	28,787	3,967
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same such amounts shown in the statement of cash flows:
	As of March 31,
	2024	2025
	RMB	RMB	US$
	(unaudited)		(Note 2)
Cash and cash equivalents	1,563,496	2,826,605	389,517
Restricted cash	3,547	3,589	495
Cash, cash equivalents and restricted cash	1,567,043	2,830,194	390,012
The accompanying notes are an integral part of these consolidated financial statements.

1.   ORGANIZATION AND NATURE OF OPERATIONS
Description of Business and Corporate History
Hesai Group (the “Company”) was incorporated under the laws of the Cayman Islands on April 21, 2021. The Company, together with its subsidiaries (collectively, the “Group”) is primarily engaged in the development, manufacture and sales of 3-dimensional light detection and ranging solutions, or LiDAR.
History of the Group
The Group’s history began in October 2014 with the establishment of Shanghai Hesai Photonics Co., Ltd. (“Hesai Photonics”), a limited liability company established in the People’s Republic of China (the “PRC”) by Dr. Kai Sun, Dr. Yifan Li and Mr. Shaoqing Xiang (collectively known as the “Founding Shareholders”). In August 2020, Hesai Photonics was converted by its then shareholders into a joint stock company under the PRC law and changed its name to Hesai Technology Co., Ltd (“Shanghai Hesai”).
2021 Reorganization
In 2021, the Founding Shareholders and all of the investors of Shanghai Hesai undertook an equity restructuring in order to re-domicile its business from the PRC to the Cayman Islands (the “2021 Reorganization”), which was executed in the following steps:
1)
In April 2021, the Company was incorporated in the Cayman Islands to be the holding company of the Group. On May 6, 2021, the Company established Hesai Hong Kong Limited (“Hesai HK”) in Hong Kong, a wholly owned subsidiary to be the intermediate holding company.

2)
In June 2021, the Company through Hesai HK acquired 100% of the equity interest of Shanghai Hesai from the Founding Shareholders and its investors, thus Shanghai Hesai became the wholly owned subsidiary of the Company.

3)
In May and June 2021, the Founding Shareholders subscribed to 30,033,379 Class A ordinary shares and the existing investors subscribed to 62,834,548 Class B ordinary shares of the Company, on an as-converted basis, at the same proportion of the equity interest they held in Shanghai Hesai.

The main purpose of the 2021 Reorganization was to establish a Cayman Islands holding company for the existing business in preparation for an overseas initial public offering. The Group has accounted for the 2021 Reorganization as transaction between entities with common ownership, which is akin to a reorganization of entities under common control.
Pursuant to a framework agreement entered into by the Founding Shareholders and all of the investors of Shanghai Hesai, the consideration paid by the Company to acquire the equity interest of Shanghai Hesai is to be reinvested in the Company as capital contribution for subscription of ordinary shares at Hesai Group. For the recapitalization in connection with the 2021 Reorganization, only RMB817,847 was required to be settled through cash redemption by Shanghai Hesai and cash investment at the Company level in accordance with foreign currency control regulations within the PRC. An amount of RMB507,620, RMB17,506 and RMB292,721 has been settled in 2021, 2023 and the first quarter of 2025, respectively. All payables or subscription receivables related to the 2021 Reorganization were settled as of March 31, 2025 (Note 22).
Initial Public Offering(“IPO”)
In February and March 2023, the Group, in connection with its IPO in the United States, issued 10,125,118 Class B ordinary shares with net proceeds of US$179,786 (equivalent to RMB1,225,470).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Basis of Consolidation
The financial statements presented herein represent the consolidated financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the estimated project progress towards certain services revenue, warranty reserves, incremental borrowing rate of lease liabilities, inventory write-down, allowance for credit losses, the useful lives and impairment of property and equipment, right-of-use assets, intangible assets and land-use rights, valuation of ordinary shares and share-based compensation.
Fair value measurements
The established fair value hierarchy as defined by U.S. GAAP requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:
Level 1 Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.
Level 2 Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.
Level 3 Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The Group’s financial instruments include cash and cash equivalents, time deposits with maturities between three months and one year included in short-term investments, accounts receivable, notes receivable, contract assets, amounts due from/to related parties, other receivables included in other current assets, accounts payable, notes payable, other current liabilities, and short/long-term borrowings. All carrying amounts of these short-term financial instruments measured at amortized cost approximate their fair values due to their short-term nature. The fair value of long-term borrowings is approximate to their carry amounts because the annual interest rates of such borrowings are the similar to the prevailing market annual interest rate.
The following table presents our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
As of December 31, 2024
	Fair Value Measurements at Reporting Date Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB
Short-term investments – structured financial products	—	362,195	—
As of March 31, 2025
	Fair Value Measurements at Reporting Date Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB
Short-term investments – structured financial products	—	30,482	—
The structured financial products with commercial banks in the PRC are financial instruments with variable interest rates indexed mainly to exchange rates and/or price of commodities. In accordance with ASC 820, Fair Value Measurement, the Group elected the fair value option at the date of initial recognition to measure structured financial products at fair value on a recurring basis with changes in the fair value are recorded as interest income in the consolidated statements of operations and comprehensive (loss) income. The fair values of these structured financial products were using Level 2 significant other observable input by applying the interest rate implied by the current quotation of underlying indices. For the three months ended March 31, 2024 and 2025, the Group recorded fair value changes of short-term investments of RMB6,430(unaudited) and RMB1,190 as interest income in the consolidated statements of operations and comprehensive (loss) income, respectively.
Functional currency and foreign currency translation
The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries located outside of PRC is the United States dollar (“US$”), Swiss Franc(“CHF”), Euro and other currencies such as Thai Baht, the functional currency of subsidiaries located in PRC is RMB.
Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year/period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income(loss) in the consolidated statements of changes in shareholders’ (deficit) equity.
Monetary assets and liabilities denominated in currencies other than the entity’s applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year/period are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized as foreign exchange gain(loss), net in the consolidated statements of operations and comprehensive (loss) income.
Cash and cash equivalents
The Group classifies cash on hand and cash in bank with original maturities of three months or less, and are unrestricted as to withdrawal or use, as cash and cash equivalents.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Restricted cash
Restricted cash mainly represents the Group’s security deposits with respect to the Group’s credit card account, withdrawal or use is contractually restricted of these cash balance.
Accounts receivable, net
Accounts receivable mainly consists of amount due from the Group’s customers, which are recorded net of allowance for credit losses. The Group manages customers by six pools — domestic PRC automotive original equipment manufacturer (“OEM”) customers, domestic PRC other customers, overseas automotive OEM customers, overseas other customers, customers facing operational difficulties and other special customers. For the purposes of performing ongoing credit evaluation, the customers are aggregated into two portfolio segments by reviewing their credit rating and assessing allowance for credit loss based on expected credit loss (“CECL”) model. Category 1 consists of the first four pools customers who have a relatively low credit risk and no default history. Category 2 is for customers facing operational difficulties and other special circumstances who have a relatively higher credit risk. The Group develops a current CECL model based on historical collection experience, the age of the accounts receivable balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Account receivable balances are written off after all collection efforts have been exhausted.
Factoring arrangements
The Group entered into factoring agreements with third-party financial institutions. If the Group has transferred substantially all the risks and rewards of ownership of the receivables under the arrangement, the receivables are derecognized since the transaction qualify as a transfer of financial assets to be considered as a sale under ASC 860. In determining whether the Group has transferred substantially all the risks and rewards of ownership, it considers credit risk, late-payment risk and right of recourse. Arrangements in which the Group derecognizes receivables result in changes in trade receivables, which are reflected as cash flows from operating activities. When receivables are sold with limited recourse and substantially all the risks and rewards associated with these receivables are not transferred, receivables are not derecognized. Where the Group does not derecognize the receivables, the cash received from the factor is classified as a financing cash inflow, the settlement of the receivables as an operating cash inflow and the repayment to the factor as a financing cash outflow.
Inventories
Inventories consists of raw materials, work-in-process, and finished goods and are stated at lower of cost or net realizable value. Costs are computed under the weighted average method. Net realizable value is determined as estimated selling prices in the ordinary course of business, less reasonably predictable costs to sell. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as market trends, inventory ageing, and historical and forecasted customer demands. Inventory write-down is recorded as cost of revenues.
Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment except land are depreciated at rates sufficient to write off its costs less impairment, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:
Buildings	20 years
Electronic equipment	3 – 5 years
Machinery and equipment	10 years
Furniture and fixture	5 years
Transportation vehicles	4 years
Leasehold improvements	Over the shorter of the expected lease term or useful lives

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Land held by the Group in perpetuity is not depreciated and is stated at cost less impairment.
Interest expenses on outstanding debt are capitalized during the period of significant capital asset construction. Capitalized interest on construction in progress is included within property, plant and equipment, net and is amortized over the life of the related assets.
Intangible assets, net
Intangible assets are recognized and measured at cost upon acquisition. Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:
Software	3 – 10 years
Technology	3 – 8 years
Land-use rights, net
Land-use rights are recognized and measured at cost upon acquisition. Following the initial recognition, land-use rights are carried at cost less any accumulated amortization and any accumulated impairment losses. According to the land-use rights policy in the PRC, the useful life of land-use rights is 50 years.
Impairment of long-lived assets
The Group evaluates its long-lived assets including property and equipment, intangible assets, right-of-use assets and land-use rights for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group evaluates recoverability by comparing the carrying amount of the assets to future undiscounted net cash flows. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss equal to the difference between the carrying amount and fair value of these assets. During the three months ended March 31, 2024 and 2025, the Group did not identify any impairment indicator for its long-lived assets as the financial performance and operation results were consistent with its expectation and budget for the given years as a growth company.
Long-term investments
Investment in equity method investee
The Group uses equity method to account for common stock investments in entities over which it has significant influence but does not have controlling interests. Under the equity method of accounting, the Group’s share of the earnings or losses of the investee companies, impairments, and other adjustments required by the equity method are reflected in the consolidated statements of operations and comprehensive (loss) income. When the Group’s share of losses in an investee equals or exceeds its carrying amount of the investment in the investee, the Group does not recognize further losses, unless the Group has guaranteed the obligations of the investee or is otherwise committed to provide further financial support for the investee. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.
An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than temporary. The Group estimated the fair value of investments in equity investees under discounted cash flow analysis which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Group did not record any impairment on its equity method investment during the three months ended March 31, 2024 and 2025.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Equity securities without readily determinable fair value
The Group has elected to measure the investment in equity securities without readily determinable fair value at cost minus impairment, if any, adjusted up or down for observable price changes. Any adjustment to the carrying amount is recorded in other income (loss), net. At each reporting period end, the Group makes a qualitative assessment considering impairment indicators to evaluate whether any of these investments is impaired. If the assessment indicates that the fair value of an investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss. No fair value adjustment was recognized for the three months ended March 31, 2024 and 2025.
Revenue recognition
The Group recognizes revenue from sales of LiDAR products and gas detection products at a point in time when control of the products is transferred to the customers, which generally occurs upon delivery according to the terms of the underlying contracts. Product sales to certain customers may require customer acceptance due to performance acceptance criteria that is considered more than a formality. For these product sales, revenue is recognized upon the expiration of the customer acceptance period. The Group’s general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive a credit, and therefore the Group does not estimate returns. The Group’s standalone selling prices are based on the prices charged to customers for the single performance obligation which is transfer of control of products upon delivery to the customers or upon expiration of the customer acceptance period. Revenue is measured as the amount of consideration expect to receive in exchange for transferring the promised goods, adjusted for any variable consideration such as price concessions or annual price adjustments as estimated at contract inception. The Group estimate variable consideration at the most likely amount they will receive from customers and reduce revenues recognized accordingly. The Group includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Group estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of their anticipated performance and all information (historical, current and forecasted) that is reasonably available to the Group. The Group adjusts the estimate of revenue at the earlier of when the value of consideration they expect to receive changes or when the consideration becomes fixed. Amounts billed to customers for shipping and handling are included in revenue. Taxes collected from customers and remitted to governmental authorities are excluded from revenue on the net basis of accounting. Accounts receivables are due under normal trade terms, typically within 30 to 90 days.
During the fourth quarter of 2024, certain customers started to negotiate with the Group for sales rebates due to the change in market conditions. After such negotiation, the Group and these customers agreed to provide these customers sales rebates regarding the products previously sold in 2024. The Group recorded these rebates as reductions of revenue in the fourth quarter of 2024 and the amount involved was immaterial to the revenues for year ended December 31, 2024. During the three months ended March 31, 2025, there was no additional sales rebate occurred.
For LiDAR solution that the Group offers customers with a combination of hardware, software, deployment and professional services and engineering design, development and validation service projects, control of the goods and services may be transferred over time or at a point in time depending on the terms of the contract. Control of the goods and services is transferred over time when the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. The Group recognizes revenue over time using an input method based on contract cost incurred to date compared to total estimated contract cost (cost-to-cost) as the services are provided. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.
Generally, the Group’s contracts have original durations less than one year. Therefore, the Group utilizes the practical expedient under ASC 606 not disclosing the unsatisfied performance obligations for these contracts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
The Group typically provides standard product warranties on LiDARs. For LiDARs used in autonomous mobility sector, such warranties last one or two years. For those used in advanced driver assistance system sector, such warranties cover five years or 100 thousand kilometers, whichever comes first. Standard warranties are considered to be assurance type warranties and are not accounted for as separate performance obligations. The Group accrues estimated future warranty costs and charges to cost of revenues in the period that the related revenue is recognized. These estimates are based on historical warranty experience and any known or expected changes in warranty exposure, such as trends of product reliability and costs of repairing and replacing defective products. The Group also provides extended warranties as a service for an additional term ranging one to two additional years. For service type extended warranty contracts, the Group allocates revenue to this performance obligation on a relative standalone selling price basis and recognizes the revenue ratably over time during the effective period of the services. The Group recognized RMB3,250(unaudited) and RMB1,489 for extended warranty services, for the three months ended March 31, 2024 and 2025, respectively.
Changes in the Group’s accrued warranty liability was as follows:
	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(unaudited)
Balance as of the beginning of the period	28,425	43,607
Warranty provision	5,038	8,447
Consumption	(3,648)	(3,874)
Balance as of the end of the period	29,815	48,180
A contract asset is recorded when the Group has transferred products or services to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance in the contract. The Group records a contract asset for unbilled receivables for certain customers where the control of the goods or services has been transferred. A contract liability exists when the Group has received consideration but has not transferred the related goods or services to the customer. The Group’s contract liabilities mainly consist of payments received from customers before they received the products.
Cost of revenues
Cost of revenues for our products includes the manufacturing cost of LiDAR sensors and gas detection products, which primarily consists of direct material costs, personnel-related costs, purchasing costs, depreciation, amortization and overhead associated with manufacturing operations, accrued warranty costs, shipping costs, licensing fees, and write-downs of excess inventories and obsolete inventories.
Cost of revenues for our services includes cost of LiDAR solution and direct labor costs and related material costs relating to the fulfillment of services.
Research and development expenses
Research and development expenses consist primarily of personnel-related costs directly associated with research and development organization, with the remainder being prototype expenses, third-party engineering and contractor costs, an allocated portion of facility and IT costs and depreciation. The Group’s research and development costs are related to enhancing and developing additional functionality for its existing products and on new product development, including new releases and upgrades to LiDAR sensors. The Group expenses research and development costs as incurred.
Government grants
Government grants consist of cash subsidies received by the Group from PRC local governments. Grants received as incentives for conducting business in certain local districts with no performance obligation or

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
other restriction as to the use are recognized when cash is received. Grants received with government specified performance obligations are recognized when all the obligations have been fulfilled. Government grants received related to the purchases of long-term assets are used to net the cost of the respective assets.
Loss per share
Basic loss per share is computed by dividing net loss attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year/period.
Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The Group had share options, which could potentially dilute basic earnings per ordinary share in the future. To calculate the number of shares for diluted earnings per ordinary share, the effect of the share options is computed using the treasury stock method.
Share-based compensation
The Group grants share-based awards of the Company to eligible employees and accounts for these share-based awards in accordance with ASC 718, Compensation — Stock Compensation.
Share-based awards that are subject to only the service period are measured at the grant date fair value and share-based compensation expenses are recognized on a straight-line basis over the requisite service period of the individual grants. The Group recognizes share-based compensation expenses based on the target number of Class B ordinary shares that may be earned pursuant to the award. Forfeitures are recognized as reductions to share-based compensation when they occur.
The Group accounts for the effects of a modification as described in ASC 718. The Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, the Group would recognize incremental compensation cost on the date of modification and for unvested options, the Group would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award.
Share-based compensation with cash settlement features is classified as liabilities. The percentage of the fair value that is recorded as compensation cost at the end of each period is based on the percentage of the requisite service that has been rendered at that date. Changes in fair value of the liability classified award that occurs during the requisite service period are recognized as compensation costs ratably over time during the services to be rendered.
Income taxes
Current income taxes are provided for in accordance with the laws of the relevant tax authorities.
Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.
The Group accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement.
Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the three months ended March 31, 2024 and 2025.
Leases
The Group leases office space in Shanghai, PRC and California, USA under non-cancellable operating lease agreements that expire at various dates through December 31, 2029.
The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets (“ROU assets”) on its consolidated balance sheets at the lease commencement date. The Group measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which is computed using the Group’s incremental borrowing rate, an estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Group measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term after the lessor makes the underlying asset available to the Group. Some of the Group’s lease contracts include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group does not include renewal option periods in the lease term for which it is not reasonably certain to exercise.
Modification to existing lease agreements, including changes to the lease term or payment amounts, are reviewed to determine whether they result in a separate contract. For modifications that do not result in a separate contract, the Group reviews the lease classification and re-measures the related ROU assets and lease liabilities at the effective date of the modification. The Group recognize the amount of the remeasurement of the lease liabilities as an adjustment to the ROU assets. If the carrying amount of the ROU asset is reduced to zero, the Group will recognize the remaining amount of the remeasurement as operating expenses in the consolidated statements of operations and comprehensive (loss) income.
Comprehensive (loss) income
Comprehensive (loss) income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive (loss) income is reported in the consolidated statement of operations and comprehensive (loss) income. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets consists of accumulated foreign currency translation adjustments.
Segment
The Chief Executive Officer, Chief Scientist and Chief Technology Officer, namely the “Founding Shareholders”, are identified as the chief operating decision maker (“CODM”).
The Group operates in one operating segment, which includes all activities related to the development, manufacturing, and delivery of LiDAR products. The determination of a single operating segment is consistent with the consolidated financial information regularly provided to the Group’s CODM.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
As a single reportable segment entity, segment asset information is not used by the CODM to allocate resources. The measure used by CODM to assess performance and make operating decisions is net loss as reported on the Group’s consolidated statements of operations. The CODM uses performance measure to monitor budget versus actual results. See Note 18 for a description of the Group’s disaggregated revenues by product line and geographic location.
Further, the CODM reviews and utilizes cost of revenues which are presented in the Group’s consolidated statements to manage the Group’s operation. Additional disaggregated significant segment expenses that are not separately presented on the Group’s consolidated statements of operations, are presented below for disaggregated payroll expenses recorded in sales and marketing expenses, general and administrative expenses and research and development expenses which are independently reviewed by our CODM.
The following table presents the significant segment expenses and other segment items regularly reviewed by our CODM:
	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(unaudited)
Net Revenues	359,120	525,302
Less:
Cost of revenues	219,898	306,067
Payroll expenses in sales and marketing expenses*	27,821	40,249
Payroll expenses in general and administrative expenses	41,899	30,307
Payroll expenses in research and development expenses	132,817	132,044
Other segment items**	43,610	34,184
Net loss	(106,925)	(17,549)

*
Payroll expenses mainly consist of salaries, bonus, defined contribution plans, other social insurances, share-based compensation and other employee benefits.

**
Other segment items primarily include other operating income, net, interest income, interest expenses and other (loss) income, net as reported in Group’s consolidated statements of operations and professional service expenses.

Concentration of risks
Concentration of credit risk
Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, contract assets, amount due from related parties, and prepayments and other current assets.
The Group places its cash and cash equivalents and short-term investments in various financial institutions in the PRC, Hong Kong Special Administrative Region, and the United States. The Group believes that no significant credit risk exists as all of the Group’s cash and cash equivalents are held with financial institutions that Group’s management believes to be high credit quality.
Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from the customers. The Group conducts credit evaluations of customers to whom credit terms are extended. The Group establishes an allowance for credit losses based on CECL model developed by the Group, which considers historical collection experience, the age of the accounts receivable balances, current economic

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.
Prepayments and other current assets mainly consist of deposits of rent, and prepaid expenses, which can be applied for deduction of future payments for expenses. The Group has no significant concentrations of credit risk with respect to its prepayments and other current assets.
Concentration of customers
The following customers accounted for 10% or more of revenue for the three months ended March 31, 2024 and 2025:
	For the three months ended March 31,
	2024	2025
	(unaudited)
Customer A	35.2%	20.5%
Customer B	*	*
Customer D	*	24.0%
The following customers accounted for 10% or more of the Group’s accounts receivable and contract assets as of December 31, 2024 and March 31, 2025:
	As of December 31, 2024	As of March 31, 2025
Customer A	23.5%	28.8%
Customer B	*	*
Customer C	*	*
Customer D	16.8%	17.0%
Customer E	11.8%	*
Foreign currency risk
A significant portion of Group’s cash and cash equivalents and short-term investments are denominated in US$, fluctuations in exchange rates between US$ and RMB may result in foreign exchange gains or losses. The value of US$ is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group has cash and cash equivalents that are denominated in US$, totaling US$295,881 and US$332,056 as of December 31, 2024 and March 31, 2025, respectively.
Recent accounting pronouncements
Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Group meets the definition of an emerging growth company, or EGC as of December 31, 2024, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies. Once the Group ceases to qualify as EGC, it will immediately adopt the new and revised accounting standards already effective for public companies. There are no recent accounting pronouncements which are expected to have a material effect on the Company’s consolidated financial statements in the current or any future periods.
In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280)” (“ASU 2023-07”), which expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Group adopted ASU 2023-07 for the year ended December 31, 2024.
Convenience translation
The Group’s business is primarily conducted in China and most of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US$ using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheet, consolidated statements of operations and comprehensive (loss) income and consolidated statements of cash flows from RMB into US$ as of and for the three months ended March 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2567 representing the noon buying rate set forth in the H.10 statistical release of the United States as of March 31, 2025.
3.   SHORT-TERM INVESTMENTS
The following table summarizes the Group’s balances of short-term investments:
	As of December 31, 2024	As of March 31, 2025
	RMB	RMB
Structured bank financial products	362,195	30,482
4.   NOTES RECEIVABLE
Notes receivable consisted of bank acceptance notes of RMB22,341 and RMB20,579 received from the Group’s customers as of December 31, 2024 and March 31, 2025, respectively. These notes within 6 months maturity dates were issued by customers to pay their payable balances to the Group. No credit loss was recognized for the three months ended March 31, 2024 and 2025.
5.   ACCOUNTS RECEIVABLE, NET
Accounts receivable and expected credit losses as of December 31, 2024 and March 31, 2025 are as follows:
	As of December 31, 2024	As of March 31, 2025
	RMB	RMB
Accounts receivable	819,999	1,009,885
Less: allowance for expected credit losses	(54,972)	(52,241)
Total accounts receivable, net	765,027	957,644
The roll-forward of the allowance for credit losses related to accounts receivable for the three months ended March 31, 2024 and 2025 consists of the following activity:
	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(unaudited)
Balance at beginning of period	49,132	54,972
Provision (reversal) for expected credit losses	823	(2,731)
Balance at end of period	49,955	52,241

6.   INVENTORIES
	As of December 31, 2024	As of March 31, 2025
	RMB	RMB
Raw materials	191,578	201,930
Work-in-process	225,726	226,833
Finished goods	64,833	61,211
Inventories	482,137	489,974
Inventory write-off was RMB14,016(unaudited) and RMB1,923, respectively, for the three months ended March 31, 2024 and 2025.
7.   PREPAYMENTS AND OTHER CURRENT ASSETS, NET
Prepayments and other current assets, as of December 31, 2024 and March 31, 2025 were as follows:
	As of December 31, 2024	As of March 31, 2025
	RMB	RMB
Advances to suppliers	112,385	127,594
Deposits	11,033	11,746
Prepaid expenses	23,076	40,022
Value-added tax recoverable	28,468	24,657
Others	18,486	8,069
Total	193,448	212,088
8.   PROPERTY AND EQUIPMENT, NET
Property and equipment, as of December 31, 2024 and March 31, 2025 are as follows:
	As of December 31, 2024	As of March 31, 2025
	RMB	RMB
Cost
Land	39,312	40,551
Buildings	342,673	342,673
Electronic equipment	139,418	155,983
Leasehold improvements	81,431	80,211
Machinery and equipment	350,483	365,954
Furniture and fixture	193,190	193,246
Transportation vehicles	6,487	7,842
Total cost	1,152,994	1,186,460
Less: Accumulated depreciation	(274,177)	(304,918)
Property and equipment, net	878,817	881,542
Construction in Progress	65,401	98,744
Total	944,218	980,286
The buildings as of March 31, 2025 represents the Group’s new research, development and intelligent manufacturing center in Shanghai, PRC. The Group completed the construction of this center and put it into

8.   PROPERTY AND EQUIPMENT, NET (continued)
use in January 2024. Construction in progress as of March 31, 2025 represents the Group’s renovation and upgrade of certain production line in Hertz factory. Depreciation expenses were RMB30,895(unaudited) and RMB30,741 for the three months ended March 31, 2024 and 2025, respectively.
9.   INTANGIBLE ASSETS, NET
Intangible assets, as of December 31, 2024 and March 31, 2025 are as follows:
	As of December 31, 2024	As of March 31, 2025
	RMB	RMB
Software	53,750	59,795
Technology	61,445	62,477
Total cost	115,195	122,272
Less: Accumulated amortization	(38,641)	(42,509)
Intangible assets, net	76,554	79,763
Amortization expenses related to intangible assets were RMB3,781(unaudited) and RMB3,868 for the three months ended March 31, 2024 and 2025, respectively.
The estimated amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:
Years ended December 31,
RMB
2025	9,864
2026	13,182
2027	13,182
2028	12,541
2029 and years after	30,994
Total	79,763
10.   LAND-USE RIGHTS, NET
In March 2021, the Group acquired a land-use right at a total cost of RMB43,188 for approximately 26,615 square meters of land in Shanghai, the PRC for the construction of a factory. According to the land-use rights policy in the PRC, the Group has a 50-year use right over the land, and it is amortized over this period on a straight-line basis. The Group recorded amortization expenses of RMB216(unaudited) and RMB216 for the three months ended March 31, 2024 and 2025, respectively. The weighted average remaining lease term was 45.94 years as of March 31, 2025.
11.   LONG-TERM INVESTMENTS
	As of December 31, 2024	As of March 31, 2025
	RMB	RMB
Investments in equity securities without readily determinable fair value	30,000	30,000
Investments in equity method investee	1,798	1,787
Total	31,798	31,787

12.   OTHER NON-CURRENT ASSETS
Other non-current assets as of December 31, 2024 and March 31, 2025 are as follows:
	As of December 31, 2024	As of March 31, 2025
	RMB	RMB
Prepayments for purchase of property and equipment	89,847	46,168
Demonstration fleet	3,521	3,347
Long-term deposits	6,111	7,369
Others	767	1,165
Other non-current assets	100,246	58,049
Long-term deposits mainly consist of rental deposit for offices and production capacity which will not be collectible within one year.
13.   NOTES PAYABLE
The Group issued short-term notes payable to settle part of payments to the construction and raw material suppliers. As of December 31, 2024 and March 31, 2025, the remaining balance was RMB10,096 and RMB53,982, respectively.
14.   BORROWINGS
The short-term and long-term borrowings as of December 31, 2024 and March 31, 2025 were as follows:
	As of December 31, 2024	As of March 31, 2025
	RMB	RMB
Short-term borrowings:
Short-term bank borrowings	148,800	51,776
Secured bank borrowings related to discounted notes receivable	80,000	110,000
Long-term bank borrowings, current portion	116,453	118,490
Total	345,253	280,266
Long-term borrowings:
Long-term bank borrowings	269,438	300,288
Short-term bank borrowings
In December 2023, Shanghai Hesai entered into a short-term bank credit facility agreement for up to RMB500,000 with an annual interest rate of China’s one-year loan prime rate (“LPR”) minus 80 bps. The facility of RMB500,000 will expire on December 12, 2024. During the year ended December 31, 2024, the Group drew down RMB154,800 with an annual interest rate range from 2.65% to 2.70%. The maturity dates ranged from January 31, 2025 to February 6, 2025. During the year ended December 31, 2024, the Group repaid RMB6,000. During the three months ended March 31, 2025, the Group repaid RMB148,800. The outstanding balance were RMB148,800 and nil as of December 31, 2024 and March 31, 2025, respectively. The weighted average interest rate on borrowings under this agreement as of December 31, 2024 and March 31, 2025 was 2.70% and nil, respectively.
In November 2024, Shanghai Hesai entered into a short-term bank facility agreement for up to RMB500,000 with an annual interest rate of China’s one-year LPR minus 90 bps. The facility of RMB500,000 will expire on November 19, 2027. During the three months ended March 31, 2025, the Group drew down RMB26,136 with an annual interest of 2.20%. The maturity dates ranged from February 27 to March 4, 2026. The outstanding balance were nil and RMB26,136 as of December 31, 2024 and March 31, 2025, respectively.

14.   BORROWINGS (continued)
In January 2025, Shanghai Hesai entered into a short-term bank facility agreement for up to RMB200,000 with an annual interest rate of China’s one-year LPR minus 91 bps. The facility of RMB200,000 will expire on October 27, 2025. During the three months ended March 31, 2025, the Group drew down RMB25,640 with an annual interest of 2.19% and a maturity date of March 6, 2026. The outstanding balance were nil and RMB25,640 as of December 31, 2024 and March 31, 2025, respectively.
The Group has RMB648,224 unused short-term bank facility as of March 31, 2025.
Secured bank borrowings related to discounted notes receivable
During the year ended 2024 and three months ended March 31, 2025, the Group factored certain intercompany notes receivable with a total face value of RMB80,000 and RMB60,000 to several domestic banks for total proceeds of RMB79,300 and RMB59,297, respectively, at effective interest rates ranging from 0.98% to 2.03%. As these factoring of notes receivables was with recourse, the transactions did not qualify as a transfer of financial assets and were recognized as secured bank borrowings included in short-term borrowings. The total intercompany notes receivable pledged for secured bank borrowings was RMB80,000 and RMB110,000 as of December 31, 2024 and March 31, 2025, respectively.
Long-term bank borrowings
In November 2022, Shanghai Hesai entered into a two-year facility of RMB700,000 with an annual interest rate of China’s LPR minus 100 bps. The facility will expire on December 4, 2024. The usage of credit facility is restricted to the purchasing of property and equipment for the production facility under construction in Jiading, Shanghai. The credit facility is secured by Shanghai Hesai’s land-use rights and new research, development and intelligent manufacturing center with a total book value of RMB533,524 as of March 31, 2025. During the year ended December 31, 2022, Shanghai Hesai drew down RMB18,472. During the year ended December 31, 2023, Shanghai Hesai drew down RMB261,345. During the year ended December 31, 2024, Shanghai Hesai drew down RMB18,570. As of December 31, 2024 and March 31, 2025, the outstanding balance was RMB298,387 of which RMB89,516 will be repaid within one year and had been reclassified to short-term borrowings. The weighted average interest rate on borrowings under this agreement as of December 31, 2024 and March 31, 2025 was 2.65% and 2.65%, respectively. The maturity dates of the remaining long-term portion ranged from June 4, 2026 to December 3, 2027.
In October 2023, Zhejiang Hertz entered into a one-year facility of RMB110,000 with an annual interest rate of China’s LPR minus 60 bps. The facility will expire on October 17, 2024. The usage of credit facility is restricted to the purchasing of property and equipment for Hertz factory in Hangzhou, Zhejiang, the borrowing was guaranteed by Shanghai Hesai. During the year ended December 31, 2023, Zhejiang Hertz drew down RMB5,347. During the year ended December 31, 2024, Zhejiang Hertz drew down RMB70,069 and RMB21,542 was repaid. As of December 31, 2024 and March 31, 2025, the outstanding balance was RMB53,874 of which RMB26,937 will be repaid within one year and had been reclassified to short-term borrowings. The weighted average interest rate on borrowings under this agreement as of December 31, 2024 and March 31, 2025 was 2.83% and 2.83%, respectively. The maturity dates of the remaining long-term portion ranged from April 17, 2026 to October 17, 2026.
In September 2024, Zhejiang Hertz entered into a five-year facility of RMB150,000 with an annual interest rate of 2.50% per annum. The facility will expire on September 17, 2029. The usage of credit facility is restricted to the purchasing of property and equipment for Hertz factory in Hangzhou, Zhejiang, the borrowing was guaranteed by Shanghai Hesai. During the year ended December 31, 2024, Zhejiang Hertz drew down RMB31,637. During the three months ended March 31, 2025, Zhejiang Hertz drew down RMB32,843. As of December 31, 2024, the outstanding balance was RMB31,637. As of March 31, 2025, the outstanding balance was RMB64,480. The maturity date was September 17, 2029.
In December 2023, the Group acquired a Swiss company and assumed the long-term borrowings of CHF299 (equivalent to RMB2,516) the company borrowed in 2020, which will mature in 2030. During the year ended December 31, 2024, the Group repaid CHF50. As of December 31, 2024, the outstanding balance was CHF249 (equivalent to RMB1,993). As of March 31, 2025, the outstanding balance was CHF249

14.   BORROWINGS (continued)
(equivalent to RMB2,037) of which all the amounts will be repaid within one year ahead of its original maturity date and had been reclassified to short-term borrowings.
The Group has RMB141,646 unused long-term bank facility as of March 31, 2025. The principal maturities of the long-term borrowings as of December 31, 2024 and March 31, 2025 are as follows:
	As of December 31, 2024	As of March 31, 2025
	RMB	RMB
2026	116,453	116,453
2027	119,355	119,355
2028 and after	33,630	64,480
Total	269,438	300,288
15.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities as of December 31, 2024 and March 31, 2025 are as follows:
	As of December 31, 2024	As of March 31, 2025
	RMB	RMB
Salaries and welfare payables	232,927	88,325
Payables for purchase of property and equipment	124,333	90,720
Accrued expenses	111,877	121,941
Current portion of operating lease liabilities	16,103	17,686
VAT and other tax payables	28,563	39,356
Advances from employees	2,923	2,715
Total	516,726	360,743
16.   LEASES
The Group has operating leases for offices and factories. The Group recognized ROU assets of RMB114,260 and RMB 81,928 and corresponding current operating lease liabilities of RMB16,103 and RMB17,686 in accrued expenses and other current liabilities, and long-term operating lease liabilities of RMB98,370 and RMB69,796, as of December 31, 2024 and March 31, 2025, respectively. The weighted average remaining lease term was approximately 4.64 years as of March 31, 2025, and the weighted average discount rate were 2.77% and 2.55% for the three months ended March 31, 2024 and 2025, respectively.
For the three months ended March 31, 2024 and 2025, operating lease expenses were RMB14,288(unaudited) and RMB4,174, respectively.
The maturities of lease liabilities as of December 31, 2024 and March 31, 2025 were as follows:
	As of December 31, 2024	As of March 31, 2025
	RMB	RMB
2025	18,963	14,986
2026	24,672	18,502
2027	24,672	18,502
2028	27,139	20,352

16.   LEASES (continued)
	As of December 31, 2024	As of March 31, 2025
	RMB	RMB
2029	27,139	20,352
Total lease payment	122,585	92,694
Less: imputed interest	(8,112)	(5,212)
Present value of minimum operating lease payments	114,473	87,482
Less: Current operating lease liabilities	(16,103)	(17,686)
Long-term operating lease liabilities	98,370	69,796

Cash paid for amounts included in the measurement of operating lease liabilities for the three months ended March 31, 2024 and 2025 were RMB11,988(unaudited) and RMB3,815, respectively. Right-of-use assets obtained in exchange for the operating lease liabilities in non-cash transactions for the three months ended March 31, 2024 and 2025 were nil(unaudited) and nil.
Pursuant to the lease agreement dated in February 2025, the Group’s certain leased space was decreased, which led to partial termination of the lease contract. The difference between the decrease in the carrying amount of the lease liabilities and the proportionate decrease in the carrying amount of the right-of-use assets was recorded as deduction of operating lease expenses of RMB1,743 in consolidated statements of comprehensive (loss) income. The decrease of lease liabilities constituted a non-cash financing activity of RMB28,787.
17.   ORDINARY SHARES
Holders of Class A ordinary shares and Class B ordinary shares of the Company have the same rights, except for voting rights. Holders of Class A ordinary shares are entitled to ten votes per share in all shareholders’ meetings, while holders of Class B ordinary shares are entitled to one vote per share.
In February and March 2023, 54,551,513 redeemable shares were reclassified into Class B ordinary shares upon IPO and the Company issued 10,125,118 Class B ordinary shares in connection with its IPO in the United States.
In August 2023 and March 2025, 4,000,000 and 2,500,000 Class B ordinary shares were issued, respectively, to the Company’s depositary bank, Deutsche Bank, reserved for future issuances of shares upon the exercises of share options or vesting of restricted shares under the 2021 Share Incentive Plan. These shares are considered to be issued and not outstanding until such a time when the issuance occur for the exercise of share options or vesting of restricted shares.
In the fourth quarter of 2024 and the first quarter of 2025, 17,474 and 3,017,044 Class A ordinary shares held by certain founders were sold to third party investors and converted into Class B ordinary shares, respectively.

18.   NET REVENUES
The following table presents the Group’s net revenues for the three months ended March 31, 2024 and 2025.
	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(unaudited)
Product revenues
Revenue from LiDAR products	350,596	508,177
Other product revenues	2,381	2,476
Service revenues
Engineering design, development and validation service and solution revenue	2,291	12,649
Other service revenues	3,852	2,000
Total	359,120	525,302
The following table summarizes the Group’s revenues recognized at a point in time or over time.
	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(unaudited)
Revenue recognized at a point of time	359,120	525,302
Revenue recognized over time	—	—
Total	359,120	525,302
The following table summarizes the Group’s revenues disaggregated by the different geographic location.
	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(unaudited)
Revenue by geographic location
Mainland China	228,883	423,271
North America	73,778	67,382
Europe	35,565	18,255
Other regions	20,894	16,394
Total	359,120	525,302
The movements of the Group’s accounts receivable and contract balances are as follows:
	Accounts Receivable	Contract assets	Contract liabilities
	RMB	RMB	RMB
Ending Balance as of January 1, 2024	524,818	19,688	79,925
Increase (decrease), net	240,209	(9,779)	(46,931)
Ending Balance as of December 31, 2024	765,027	9,909	32,994
Increase (decrease), net	192,617	—	(6,016)
Ending Balance as of March 31, 2025	957,644	9,909	26,978

18.   NET REVENUES (continued)
Revenues with amount of RMB38,341(unaudited) and RMB6,016 were recognized in the three months ended March 31, 2024 and 2025, respectively, that were included in the balance of contract liabilities at the beginning of each year.
19.   OTHER OPERATING INCOME, NET
	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(unaudited)
Government grants	20,034	30,098
Others	7,422	5,158
Total	27,456	35,256
Government grants mainly consist of the value-added tax benefits, operating subsidies and production line construction subsidies received from PRC local governments.
20.   INCOME TAXES
United States
The applicable income tax rate of United States where the Company’s subsidiaries having significant operations for the three months ended March 31, 2024 and 2025 is 27.98%, which is a blended state and federal rate.
PRC
The PRC Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008, applies a uniform enterprise income tax (“EIT”) rate of 25% to both foreign-invested enterprises (“FIEs”) and domestic enterprises. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable statutory tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year and must instead use the regular 25% EIT rate.
Shanghai Hesai applied for the HNTE qualification and received approval in December 2019, and such qualification was renewed in November 2022 for 2022 to 2024. Shanghai Hesai was entitled to continue to enjoy the beneficial tax rate of 15% as an HNTE for the year ended December 31, 2024 and three months ended March 31, 2025. Zhejiang Hertz applied for the HNTE qualification in December 2024 and was entitled to enjoy the beneficial tax rate of 15% as an HNTE for the years ended December 31, 2024, 2025 and 2026. While Shanghai Hesai and Zhejiang Hertz are in accumulated tax loss status as of March 31, 2025, the aforesaid tax benefits are not utilized.
According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC, enterprises engaging in R&D activities are entitled to claim 200% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for 2021 and afterwards (“Super Deduction”) when enterprise engage in manufacturing business. The additional deduction of qualified research and development expenses can only be claimed directly in the annual EIT filing and subject to the approval from the relevant tax authorities.
Withholding tax on undistributed dividends
Under the EIT Law enacted by the National People’s Congress of the PRC, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are

20.   INCOME TAXES (continued)
non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement.
In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the years presented.
The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%. The Company is not subject to any other uncertain tax position.
The current and deferred portion of income tax (benefits) expenses included in the consolidated statements of operations and comprehensive (loss) income are as follows:
	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(unaudited)
Current tax expenses (benefits)	248	(67)
Deferred tax (benefits) expenses	—	—
Income tax (benefits) expenses	248	(67)
Net Loss before income tax by tax jurisdiction:
	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(unaudited)
Net loss before income tax from PRC operations	(98,502)	(840)
Net (loss) gain before income tax from non-PRC operations	(8,175)	(16,776)
Total net loss before income tax	(106,677)	(17,616)

20.   INCOME TAXES (continued)
A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:
	For the three months ended March 31,
	2024	2025
	(unaudited)
Statutory income tax rate	25.00%	25.00%
Effect of different tax rate of different jurisdictions	(2.70)%	11.87%
Non-deductible expenses*	(10.45)%	(37.45)%
Effect of super deduction on R&D expenses	26.77%	186.09%
Tax-free income	0.26%	0.01%
Effect of change of valuation allowance	(39.11)%	(185.14)%
Income tax expenses	(0.23)%	0.38%

*
Non-deductible expenses mainly consist of share-based compensation.

Deferred tax assets and deferred tax liabilities
	As of December 31, 2024	As of March 31, 2025
	RMB	RMB
Deferred tax assets
– Net operating loss carry forwards	712,079	748,671
– Deductible temporary differences	79,736	81,617
– Deferred revenue	15,283	14,453
Less: valuation allowance	(807,098)	(844,741)
Net deferred tax assets	—	—
Movement of valuation allowance
Movement of valuation allowance is as follows:
	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(unaudited)
Balance at beginning of the period	639,234	807,098
Addition	51,470	37,643
Total	690,704	844,741
For the three months ended March 31, 2024 and 2025, the Group had net operating loss carry forwards of approximately RMB2,419,187(unaudited) and RMB3,046,803, respectively, which mainly arose from the subsidiaries established in the PRC and United States. The loss carry forwards will expire during the period from 2026 to 2035, while the federal loss carry forwards for US entities do not expire and can be carried forward indefinitely. The Group had provided a full valuation allowance for the deferred tax assets as of December 31, 2024 and March 31, 2025, as management determined that deferred tax assets were not more likely than not to be realizable in future tax years based on all available evidence.

21.   SHARE-BASED COMPENSATION
Employee share options
On March 10, 2025 under the 2021 Plan, the Company granted 372,780 share options to certain employees, the vesting schedule of the awards include:
1)
Twenty-five percent (25%) of the 372,780 options to be vested on each of the first, second, third and fourth anniversaries of the vesting commencement date.

The binomial option pricing model was applied in determining the estimated fair value of the options granted. The model requires the input of subjective assumptions. The following table presents the assumptions used to estimate the fair values of the share options granted for the three months ended March 31, 2024 and 2025:
	For the three months ended March 31,
	2024	2025
	(unaudited)
Expected volatility	84.00% – 85.00%	99.00%
Risk-free interest rate (per annum)	4.30% – 4.32%	4.10%
Expected dividend yield	0.00%	0.00%
Employee forfeiture rate (per annum)	7.50%	15.60%
Exercise multiples	2.50	2.50
Expected term	7.00	7.00
Fair value of underlying ordinary share (per share)	US$3.62 – 4.39	US$16.01
Fair value of awards on valuation date	US$3.14 – 4.63	US$13.83

1)
Expected volatility:

Expected volatility was estimated based on historical volatility of comparable companies for the period before the valuation date with length commensurate to contractual life of the share options.
2)
Risk-free interest rate (per annum):

Risk-free interest rate was estimated based on the US Government Bond around the valuation date.
3)
Expected dividend yield

The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future.
4)
Employee forfeiture rate (per annum):

Employee forfeiture rate was estimated by the management using employee resignation statistics.
5)
Exercise multiple

Assumption on exercise multiple is made with reference to academic research.
6)
Expected term:

The expected term was the life of options extracted from option agreements.
7)
Fair value of underlying ordinary share (per share)

The fair value was the Group’s stock price on valuation date.

21.   SHARE-BASED COMPENSATION (continued)
The following table summarizes the activities of the Group’s share options classified as equity for the three months ended March 31, 2025:
	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contract life	Aggregate intrinsic value
		RMB	RMB	Years	RMB
Outstanding at January 1, 2025	9,917,509	11.52	42.10	5.41	887,259
Granted	372,780	25.33	99.38	—	—
Forfeited	273,765	10.10	—	—	—
Exercised	942,508	12.74	—	—	84,552
Outstanding at March 31, 2025	9,074,016	10.09	43.02	5.04	881,695
Vested and expected to vest as of March 31, 2025	9,074,016	10.09	43.02	5.04	881,695
Exercisable as of March 31, 2025	2,838,448	11.43	48.10	3.68	271,860
The weighted-average grant-date fair value of options granted during the three months ended March 31, 2024 and 2025 was RMB22.53(unaudited) and RMB99.38, respectively. The total intrinsic value of options exercised during three months ended March 31, 2024 and 2025, was RMB38,098(unaudited) and RMB84,552, respectively.
Total compensation expense recognized for the three months ended March 31, 2024 and 2025 was RMB36,000(unaudited) and RMB24,502, respectively.
As of March 31, 2025, there was RMB209,250 of unrecognized compensation expenses, which is expected to be recognized over a weighted average period of 2.83 years.
Restricted share units (“RSUs”)
On February 7 and March 10, 2025 under the 2021 Plan, the Company granted 22,166 RSUs to eligible management team, the vesting schedule of the awards include:
1)
Fifty percent (50%) of the 17,858 RSUs to be vested on each of the first and second anniversaries of the vesting commencement date.

2)
Twenty-five percent (25%) of the 4,308 RSUs to be vested on each of the first, second, third and fourth anniversaries of the vesting commencement date.

The following table summarizes the activities of the Group’s RSUs classified as equity for the three months ended March 31, 2025:
	Numbers of RSUs	Weighted average grant date fair value
		RMB
Outstanding at January 1, 2025	550,347	38.25
Granted	22,166	118.90
Forfeited	20,623	30.54
Vested	52,385	45.27
Outstanding at March 31, 2025	499,505	41.42
The weighted-average grant-date fair value of share units granted during the three months ended March 31, 2024 and 2025 was RMB27.75(unaudited) and RMB118.90, respectively. The total intrinsic value of share units exercised during the three months ended March 31, 2024 and 2025 was RMB1,281(unaudited)

21.   SHARE-BASED COMPENSATION (continued)
and RMB5,626. Total compensation expense recognized for the three months ended March 31, 2024 and 2025 was RMB1,633(unaudited) and RMB1,684.
As of March 31, 2025, there was RMB20,171 of unrecognized compensation expenses, which is expected to be recognized over a weighted average period of 2.48 years.
Tandem award
In May 2022, the Company granted an employee with a share option award of 60,000 shares with a per share exercise price of US$18.65, which is based on the fair value of the ordinary share at the date of the grant. The options will vest ratably over a four-year period with 25% vested every year. The option agreement includes a provision whereby the grantee can choose to receive cash payment at US$8 per share for any options that are vested but not exercised if his employment upon termination of employment when such grantee continuously work for the Group for four years. Exercise of share options cancels the cash award, and the cash redemption cancels all the vested share options. The Company considered this award as a combination grant of a cash settlement component with compensation cost measured based on the combined value.
This tandem award was originally classified as liability. In April 2024, share options were exercised and converted into equity. Total compensation expense recognized for the three months ended March 31, 2024 and 2025 was RMB166(unaudited) and nil, respectively.
Share-based compensation for all employee share options, restricted share units and tandem award
The Group recorded share-based compensation expense of RMB37,800(unaudited) and RMB26,186 for the three months ended March 31, 2024 and 2025, respectively, which were classified in the accompanying consolidated statements of operations as follows:
	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(unaudited)
Cost of revenues	2,249	1,935
Sales and marketing expenses	2,782	4,158
General and administrative expenses	14,948	4,193
Research and development expenses	17,821	15,900
Total	37,800	26,186
22.   RELATED PARTY TRANSACTIONS
Major related parties that transacted with the Group and their respective relationship to the Group listed as below:
Name of the related parties	Relationship
Mr. Kai Sun	Founding Shareholder
Mr. Yifan Li	Founding Shareholder
Mr. Shaoqing Xiang	Founding Shareholder
Mr. Minglie Hu	Shareholder
Shanghai Leyi Technology L.P.	An affiliate of the shareholder of the Group

22.   RELATED PARTY TRANSACTIONS (continued)
(a)
For the three months ended March 31, 2024 and 2025, significant related party transactions were as follows:

	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(unaudited)
Payment for equity acquisition consideration
Founding Shareholders and certain shareholders	—	292,721
Total	—	292,721
	For three months ended March 31,
	2024	2025
	RMB	RMB
	(unaudited)
Subscription consideration received from shareholders
Founding Shareholders and certain shareholders	—	292,721
Total	—	292,721

(b)
The amounts represent the proceeds receivable from an affiliate of the shareholder of the Group for exercises of employee share options which are non-trade in nature. The amounts have been settled in the second quarter of 2025.

(c)   The amounts due to related parties represent:
	As of December 31, 2024	As of March 31, 2025
	RMB	RMB
Amounts due to related parties, net of allowance
Founding Shareholders and certain shareholders(i)	326,256	—
An affiliate of the shareholder of the Group(ii)	8,997	5,335
Total	335,253	5,335

Note:
(i)
In May 2021, as an integrated step of the 2021 Reorganization, in order to comply with certain PRC foreign currency control rules and regulations, the Founding Shareholders and certain investors are in the process of applying for permissions to pay the subscription consideration to the Company. Once they obtained the approval to pay the subscription receivables at Cayman Company level, the Group will then settle the consideration payable for the acquisition of their equity interests in Shanghai Hesai to facilitate their payment of the subscription receivable for the ordinary shares of the Company as part of the reorganization. An amount of RMB507,620, RMB17,506 and RMB292,721 has been settled in 2021, 2023 and the first quarter of 2025, respectively. All payables or subscription receivables related to 2021 Reorganization were settled as of March 31, 2025.

(ii)
The balances are non-trade, interest free, repayable on demand have been settled in the second quarter of 2025.

23.   LOSS PER SHARE
The following table sets forth the computation of basic and diluted losses per share for the periods indicated:
	For the three months ended March 31,
	2024	2025
	RMB	RMB
	(unaudited)
Numerator
Net loss attributable to ordinary shareholders	(106,925)	(17,549)
Denominator
Weighted average number of ordinary shares outstanding-basic and diluted	127,336,569	131,456,631
Basic and diluted net loss per share attributable to ordinary shareholders	(0.84)	(0.13)
For the three months ended March 31, 2024 and 2025, the following share options were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the period prescribed.
	For the three months ended March 31,
	2024	2025
	Number	Number
	(unaudited)
Shares issuable upon exercise of share options	11,141,927	9,074,016
Shares issuable upon vest of restricted share units	309,644	499,505
Shares issuable upon exercise of tandem award	60,000	—
Total	11,511,571	9,573,521
24.   EMPLOYEE BENEFIT
Mainland China Contribution Plan
Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require that the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits RMB28,149(unaudited) and RMB32,010 for the three months ended March 31, 2024 and 2025, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.
25.   STATUTORY RESERVES AND RESTRICTED NET ASSETS
The Group’s entities in the PRC are required under PRC laws to distribute its after-tax profits of the current year and set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. The statutory reserve funds are not distributable as cash dividends. The Group has no statutory reserve balance as of December 31, 2024 and March 31, 2025.
The PRC entities with the Group are restricted from transferring their net assets to the Company, which include paid-in capital and statutory reserves. As of March 31, 2025, the balance of restricted net assets was RMB3,363,394.

26.   COMMITMENTS AND CONTINGENCIES
Capital expenditure commitments related to the new manufacturing facilities and investment commitments
Future minimum capital payment under non-cancellable agreements are as follows:
As of March 31, 2025
RMB
2025	188,878
Royalty fee commitments
The Group is obligated to make royalty payments to a third party from 2020 through 2030. For each year starting from 2023, the royalty payment is determined to be the greater amount of a base payment of US$3.0 million (except for the year of 2030, where the base payment shall be US$0.3 million) or amount calculated based on a tiered percentage of net revenues. In particular, the percentage should be 4%, 3% and 2% for the net revenues of rotational scanning product from US$0 to US$425,000, from US$425,000 to US$2,925,000, and from US$2,925,000 to above, respectively. Net sales do not include (a) taxes, tariffs, customs duties, excise, or other governmental charges (except income tax) levied and that are separately stated in an invoice, (b) reasonable charges for freight or insurance that are separately stated in an invoice and borne by the Group or its affiliates.
The actual royalty fees for the three months ended March 31, 2024 and 2025 were RMB6,869(unaudited) and RMB6,522, respectively.
Contingencies
The Group may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business.
On April 7, 2023, the Company and certain of its officers, directors, authorized U.S. representative, and IPO underwriters were named as defendants in a putative securities class action filed with federal court, alleging that the Company made false and misleading statements in its IPO registration statement.
On April 11, 2023, Ouster Inc. (“Ouster”) filed a complaint against the Company with the United States District Court for the District of Delaware (“Delaware Action”) for alleged patent infringement relating to the production, use, sale and/or importation of certain LiDAR systems and/or components thereof. In March 2025, the District Court of Delaware dismissed Ouster’s complaint without any conditions, financial settlement or injunctive relief imposed.
The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements. As of March 31, 2025, the accrued contingent liability was nil.
27.   SUBSEQUENT EVENTS
The Group has the following material subsequent events from April 1, 2025 and up to the date of this report:
In April, May and August 2025, the Group granted a total of 44,161, 778,233, 80,300, 284,084 and 13,400 share options at the exercise price of US$0.10, US$2.60, US$4.29, US$4.66 and US$5.15, respectively, and 10,342 RSUs to certain employees under the 2021 Plan, with the vesting period of 4 years. Based on the Company’s preliminary assessment, the aggregate fair value of the share options and RSUs granted amounted to approximately RMB129,780.
In April 2025, the Company, through a partnership, indirectly subscribed approximately 10% equity interest in an early-stage technological company (the “Investee”), an associate of Founding Shareholders of the Group, for a cash consideration of US$13.9 million, equivalent to approximately RMB100,000.

27.   SUBSEQUENT EVENTS (continued)
In May 2025, the Group entered into an intellectual property licensing and transfer agreement (the “IP Licensing and Transfer Agreement”) with a subsidiary of the Investee, pursuant to which (i) the subsidiary of the Investee agreed to acquire certain of the Group’s internally-generated know-how at a consideration of approximately RMB36,967, equivalent to US$5.1 million, which was determined based on the appraised value of such internally-generated know-how assessed by an independent third-party professional valuation firm, and (ii) the Group agreed to transfer such internally-generated know-how to the subsidiary of the Investee and grant to it licenses for the use for a period up to the completion of such acquisition. The transfer has been completed in August 2025.
In August 2025, the Company, through a partnership, indirectly disposed its entire equity interest in the Investee to two independent third-party investors for a cash consideration of US$38.4 million, equivalent to RMB275,286. The gain on the indirect disposal of the Investee after deduction of the related taxes and expenses would be approximately US$20.7 million, equivalent to RMB148,358.